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Via EDGAR June 6, 2019

Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos, Senior Special Counsel

Re:	Oaktree Capital Group, LLC

Schedule 13E-3 filed by Oaktree Capital Group, LLC, et al.

Filed on May 9, 2019

File No. 005-86807

Ladies and Gentlemen:

On behalf of Oaktree Capital Group, LLC (the “Company”), the OCGH Filing Parties and the Brookfield Filing Parties, set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by letter, dated May 21, 2019, with respect to the above referenced Schedule 13E-3.

The Company, the OCGH Filing Parties and the Brookfield Filing Parties (collectively, the “Filing Parties”) are concurrently filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), and Brookfield Asset Management Inc. is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Form F-4”), of which the Company’s consent solicitation statement serves as a prospectus, which reflect the Company’s, the OCGH Filing Parties’ and the Brookfield Filing Parties’ responses to the comments received by the Staff and certain updated information. For your convenience, marked copies of the Amended Schedule 13E-3 and the Amended Form F-4 indicating changes against the previously-filed versions are being provided to the Staff by mail. Capitalized terms used but not defined in this letter have the meanings given to them in the Amended Schedule 13E-3 or Amended Form F-4, as applicable.

The discussion below is presented in the order of the numbered comments in the Staff’s letter. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of the Amended Form F-4, unless otherwise noted.

Securities and Exchange Commission

Attention: Nicholas P. Panos, Division of Corporation Finance

Schedule 13E-3

1.

Rule 13e-3(e)(1)(ii), by its terms, imposes an obligation to place the required Special Factors disclosure “in the front of the disclosure document.” The required disclosure for the instant transaction begins at page 32 of the associated Form F-4. Please revise or advise.

In response to the Staff’s comment, the disclosure has been revised so that the section entitled “Special Factors” has been moved to the front of the disclosure document and now appears beginning on page 28 of the Amended Form F-4, immediately following the 17 pages of the “Summary Term Sheet” section and 10 pages of the “Questions and Answers” section. The Filing Parties believe that the required Special Factors disclosure is “in the front of the disclosure document” relative to the consent solicitation statement/prospectus as a whole and given the relative length of the respective sections that also must appear in the front of the disclosure document.

2.

The “consent deadline,” as defined in the Notice of Solicitation of Written Consent, has yet to be established. Please confirm, if true, that the disclosure required by Rule 13e-3(e) and located in the associated prospectus will be distributed to security holders at least 20 business days before the consents are used to effectuate the transaction. See Instruction 3 to Note D of Schedule 14A.

The Filing Parties confirm that the disclosure required by Rule 13e-3(e) and located in the associated prospectus will be distributed to security holders at least 20 business days before the consents are used to effectuate the transaction in accordance with Instruction 3 to Note 3 of Schedule 13A. In response to the Staff’s Comment, the disclosure has been revised on pages 23, 24 and 128 of the Amended F-4 to confirm this timing.

Item 1. Summary Term Sheet

3.

Disclosures from the Questions and Answers section of the prospectus within the associated Form F-4 have been incorporated by reference. These disclosures first appear at page 22. Please advise us, with a view toward revised disclosure, why this placement is not inconsistent with the requirement to have the summary disclosure appear in the forepart of the disclosure document. Please see Instruction 2 to Item 1001 of Regulation M-A. To the extent this information has been voluntarily incorporated by reference, please revise to remove the implication that the filing persons may fulfill their codified obligation by placing required disclosure in a location that begins on a page other than the first or second page.

The Filing Parties have revised the disclosure in Item 1 of the Schedule 13E-3 Amendment to remove the cross-reference to the “Questions and Answers” section of the Amended Form F-4.

Securities and Exchange Commission

Attention: Nicholas P. Panos, Division of Corporation Finance

Item 7. Purposes, Alternatives, Reasons and Effects

4.

Advise us, with a view towards revised disclosure, how Oaktree Capital Group, LLC, fulfilled its obligation to comply with Item 1013(a) of Regulation M-A given the definitions of Oaktree GP and OCGH filing parties. The disclosure incorporated by reference does not appear to have included an express statement regarding transaction purpose.

In response to the Staff’s comment, the disclosure has been revised by adding a new section titled “Purpose and Reasons of Oaktree for the Mergers” beginning on page 87 of the Amended Form F-4.

Item 8. Fairness of the Transaction

5.	Please advise us how Oaktree, as distinguished from its Board, fulfilled its disclosure obligation under Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised, beginning on page 57 of the Amended Form F-4, to expressly state that the Oaktree board, on behalf of Oaktree, adopted the analyses and resulting conclusions of Oaktree’s financial advisor and the Special Committee in making its fairness determination.

6.

While the Special Committee considered historical and recent trading ranges of the Oaktree class A units, its consideration of this factor is not tantamount to Oaktree having considered the same factors. Unless Oaktree considered these factors independently from the Special Committee, please revise to have Oaktree expressly adopt the analyses of the Special Committee that considered these factors.

Please also revise to indicate, if true, that specific going concern, net book, and liquidation values were not calculated or considered by Oaktree when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). Refer to General Instruction E of Schedule 13E-3. Alternatively, please similarly direct us to the disclosure that indicates Oaktree adopted the analyses of another person with respect to these factors.

In response to the Staff’s comment, the disclosure has been revised beginning on page 57 of the Amended Form F-4 to expressly provide that Oaktree adopted the analyses and resulting conclusions of the Special Committee in making its fairness determination (which includes analyses with respect to the historical and recent trading ranges of the Oaktree class A units) and that Oaktree did not consider going concern, net book or liquidation values when making its fairness determination.

7.

We note the Oaktree Board unanimously approved the transaction. Notwithstanding that disclosure, please advise us, with a view towards revised disclosure, how compliance with Item 1014(c), (d) and (e) of Regulation M-A has been effectuated by Oaktree. Please note that an affirmative response to this

Securities and Exchange Commission

Attention: Nicholas P. Panos, Division of Corporation Finance

disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3. The disclosure provided by the Brookfield merger parties cannot satisfy Oaktree’s independent disclosure obligation.

In response to the Staff’s comment, the disclosure has been revised beginning on page 56 of the Amended Form F-4.

8.

We note that none of the OCGH filing parties has performed, or engaged a financial advisor to perform, any valuation or other analyses for the purposes of assessing the fairness of the mergers to the Oaktree unaffiliated unitholders. Notwithstanding this disclosure, please advise us how compliance with Item 1014(c), (d) and (e) of Regulation M-A has been effectuated by OCGH filing parties. Please note that an affirmative response to these requirements must be provided, even if the response is in the negative. See General Instruction E of Schedule 13E-3. The disclosure provided by the Brookfield merger parties cannot satisfy Oaktree’s obligation.

In response to the Staff’s comment, the disclosure has been revised beginning on page 91 of the Amended Form F-4.

Item 10. Source and Amounts of Funds or Other Consideration

9.

The information incorporated by reference with respect to “Fees and Expenses” at page 107 of the associated prospectus provides a general indication of the expenses to be incurred in connection with the impending transaction. Item 1007(c) of Regulation M-A, however, requires disclosure of a “reasonably itemized statement of all expenses incurred...” and then separately sets forth a list of expense types. At present, the fee tables provided aggregate “financial, legal, accounting and tax advisory fees and expenses” while also giving no express indication of what constitutes a “Miscellaneous” expense. Please revise to disaggregate the expenses listed in the first entry of each respective table and provide a description of the types of expenses considered “Miscellaneous,” or advise.

In response to the Staff’s comment, the disclosure has been revised beginning on page 105 of the Amended Form F-4.

Item 13. Financial Statements

10.

Because financial information has been incorporated by reference into Item 13 of Schedule 13E¬3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3. The reference to “a copy” in that instruction relates to the submission of a “paper copy” and does not obviate the need to add the source of the information so incorporated as an exhibit.

Securities and Exchange Commission

Attention: Nicholas P. Panos, Division of Corporation Finance

In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to incorporate by reference, as exhibits under Item 16, the audited consolidated financial statements of the Company for the year ended December 31, 2018 filed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2019 filed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019.

11.

Please advise us why the presentation titled “Selected Historical Consolidated Financial Information of Oaktree” conforms to the disclosure standards other than those applicable under Item 1010(c) of Regulation M-A. For example, no distinction has been drawn between current or non-current assets or liabilities as required under Item 1010(c)(1) of Regulation M-A. To the extent the financial information required by Item 1010(a) and (b) of Regulation M-A continues to be incorporated by reference into the Schedule 13E-3, these required disclosures must be summarized in accordance with Item 1010(c) in the prospectus. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to comply with Item 1010(c) of Regulation M-A, or confirm for us that any and all required disclosures required by Item 1010(a) and (b) will be printed as disclosure content and delivered to security holders via the associated prospectus.

The Amended Form F-4 contains revised disclosure under the heading “Summary Historical Consolidated Financial Data of Oaktree” to furnish a fair and adequate summary of the information specified in paragraphs (a) and (b) of Item 1010 of Regulation M-A as required by paragraph (c) of Item 1010 of Regulation M-A. The Company respectfully submits that classified balance sheets are not normally presented for alternative asset managers in accordance with Section 1-02(bb)(1) of Regulation S-X. In lieu of such information, the Company has provided summarized financial information which is consistent with the selected financial data included in the Company’s Annual Report on Form 10-K. The Company believes that this information provides Oaktree’s unitholders with a fair and adequate summary of the information specified in paragraphs (a) and (b) of Item 1010 of Regulation M-A.

If you have any questions concerning the above responses, please do not hesitate to contact either Elizabeth Cooper (212-455-3407) or Benjamin Schaye (212-455-7866) of this firm.

Securities and Exchange Commission

Attention: Nicholas P. Panos, Division of Corporation Finance

Very truly yours,

/s/ Elizabeth Cooper
Elizabeth Cooper

cc:	Justin B. Beber, Brookfield Asset Management Inc.

Todd E. Molz, Oaktree Capital Group, LLC

Michael J. Aiello, Weil, Gotshal & Manges LLP

Matthew J. Gilroy, Weil, Gotshal & Manges LLP

Eoghan P. Keenan, Weil, Gotshal & Manges LLP